Exhibit 99.4

CONSENT OF DIRECTOR NOMINEE

Republic Power Group Limited (the “Company”) intends to file a Registration Statement on Form F-1 (together with any amendments or supplements thereto, the “Registration Statement”) registering securities for issuance in its public offering. As required by Rule 438 under the Securities Act of 1933, as amended, the undersigned hereby consents to being named in the Registration Statement as a Director Nominee.

Dated: June 29, 2022

/s/ Jeffrey Stagg
Jeffrey Stagg